

June 28, 2011

Via E-mail
Edward O. Diffendal
Director
American Midstream GP, LLC
1614 15th Street, Suite 300
Denver, Colorado 80202

> **Re: American Midstream Partners, LP**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed June 9, 2011**
> **File No. 333-173191**

Dear Mr. Diffendal:

We have reviewed your amended registration statement and letter dated June 9, 2011, and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. In an appropriate place in your prospectus, please discuss the reasons why your assumed offering price reflects a valuation that is less than that which was ascribed to the fair value of your phantom-unit grants made earlier this year.

Capitalization, page 48

2. Please disclose the number of common, subordinated, and general partner units outstanding on a historical and pro forma, as adjusted basis. Additionally, please tell us why pro forma as adjusted capitalization does not give effect to the $30 million distribution to AIM Midstream Holdings, the LTIP participants holding common units and the general partner that will be made in connection with the offering and related recapitalization transactions.

Management, page 142

3. Please expand the background discussion for each of your directors to briefly discuss the specific experience, qualifications, attributes or skills that led to your conclusion that the person should serve as a director. See Item 401(e) of Regulation S-K.

4. Please revise your disclosure on page 144 to describe Mr. Tywoniuk's principal occupation in 2007. See Item 401(e) of Regulation S-K.

American Midstream Partners, LP and Subsidiaries Unaudited Consolidated Statements of Operations for the Three Months Ended March 31, 2010 and 2011, page F-3

5. Please provide additional disclosure to make it transparent how you calculate pro forma earnings per common and subordinated unit and pro forma weighted average common and subordinated units outstanding. In doing so, please provide a reconciliation from limited partners' interest in net income (loss), as reported, and pro forma earnings attributable to common and subordinated units. Also reconcile from weighted average common units used in the computation of limited partners' net income (loss) per common unit, as reported, and pro forma weighted average common and subordinated units outstanding. Please also provide these additional disclosures under Summary Historical Financial and Operating Data and Selected Historical Financial and Operating Data or provide the appropriate cross references.   Additionally, please tell us why you do not provide pro forma per share amounts for the most recently completed fiscal year.

American Midstream Partners, LP and Subsidiaries Historical Consolidated Annual Financial Statements, page F-20

Note 1. Summary of Significant Accounting Policies, page F-25

Property, Plant and Equipment, page F-28

6. We note your response to comment six in our letter dated May 24, 2011. Please revise your disclosure to include the information provided in your correspondence which clarifies that management does not attribute the valuation to a third party expert.

You may contact Anthony Watson, Staff Accountant, at (202) 551-3318, or in his absence Robyn Manuel, Staff Accountant, at (202) 551-3823 if you have questions regarding comments on the financial statements and related matters. Please contact Chris Chase, Staff Attorney, at (202) 551-3485 or Mara L. Ransom, Legal Branch Chief, at (202) 551-3264 with any other questions.

Sincerely,

/s/ Mara L. Ransom for

H. Christopher Owings
Assistant Director

cc: Mike O'Leary
        Andrews Kurth LLP
        Via Email